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                                December 9, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:     Tescorp, Inc.
                 Registration Statements on Form S-2 (File No. 333-33467)


Ladies and Gentlemen:

         Tescorp, Inc. (the "Company") hereby applies to the Securities and Exchange Commission for the withdrawal of its Registration Statement on Form S-2 referenced above (the "Registration Statement"), pursuant to Rule 477 of the Securities Act of 1933.

         Subsequent to the filing of the Registration Statement on August 13, 1997, the Company entered into an agreement with a subsidiary of Supercanal Holding S.A. pursuant to which all of the outstanding shares of the Company's capital stock will be purchased in a series of transactions. As a result, the Company has elected not to proceed with the public offering of its common stock pursuant to the Registration Statement.

         Your cooperation will be greatly appreciated.


                                        Very truly yours,

                                        /s/ Jack S. Gray, Jr.

                                        Jack S. Gray, Jr.  President


cc:      James M. Daly, Assistant Director (Mail Stop 4-6)
         Edwin C. Jean, Esq. (Room 3132, Mail Stop 3-10)